

June 13, 2012

Via E-Mail

Philip G. Feigen, Esq.
Patton Boggs LLP
2550 M Street, NW
Washington, DC 20037

> **Re: Signature Group Holdings, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed June 11, 2012**
> **File No. 001-08007**

Dear Mr. Feigen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Additional Soliciting Materials

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the your statement that the company's "management team has stabilized the Company and continues to take the steps necessary to enable the Company to grow and return to profitability."

2. You must avoid statements in your disclosure that directly or indirectly impugns the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us support for the following statements and avoid similar statements in future filings:

- You urge security holders to "reject McIntyre's *self-serving scheme* to seize control of" the board (emphasis added). Your disclosure appears to suggest that Mr. McIntyre and his other nominees will eschew their fiduciary duties in their attempt to obtain seats on the board and that Mr. McIntyre intends to personally benefit from his election at the expense of other security holders.

- You state that Mr. McIntyre "is attempting to mislead Signature stockholders by conveniently ignoring the fact that Signature's challenges stem from McIntyre's prior leadership of Fremont." Your disclosure appears to suggest Mr. McIntyre is soliciting proxies in contravention of securities laws.

- You state that Mr. McIntyre's leadership "nearly destroyed your Company. Don't let him finish the job." (emphasis added). Your disclosure appears to suggest that Mr. McIntyre acted negatively with respect to the company in the past and intends to do the same in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Philip G. Feigen, Esq.
Patton Boggs LLP
June 13, 2012
Page 3

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions